UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-37384

GALAPAGOS NV
(Translation of registrant's name into English)

Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [  ]

The information contained in this Report on Form 6-K, including Exhibit 99.1, except for the quote of Dr. Jeevan Shetty, included in Exhibit 99.1, is hereby incorporated by reference into theCompany's Registration Statements on Form S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263, 333-231765, 333-249416, 333-260500, 333-268756, and 333-275886).

On June 14, 2024, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Press release dated June 14, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV
(Registrant)

Date: June 17, 2024	/s/ Annelies Denecker
Annelies Denecker
Company Secretary